UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated March 21, 2011, announcing that the Company ordered and secured a five-year contract for a new jack-up drilling rig.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated April 3, 2011, announcing the completion of North Atlantic Drilling Ltd's acquisition of the Company's harsh-environment drilling activities.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated April 7, 2011, containing the notification of call option regarding the US$1,000 million convertible bond agreement 2007/2012 ISIN NO 001 0395981.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated April 11, 2011, announcing that the Company ordered and a new ultra-deepwater drillship scheduled for delivery in 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: April 11, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill orders and secures a five-year contract for jack-up newbuild

Hamilton, Bermuda, March 21, 2011 - Seadrill has entered into an agreement for the construction of a new jack-up drilling rig with Jurong shipyard in Singapore. The rig is scheduled to be completed at the end of the third quarter 2013 and total project price is estimated at US$530 million, which includes project management, drilling and handling tools, spares and capitalized interest.

The new jack-up drilling rig has been contracted to ConocoPhillips for a five-year period on the Norwegian Continental Shelf. Estimated contract value is approximately US$680 million (including mobilization) and contract commencement is scheduled for the fourth quarter of 2013.  The contract is subject to Norwegian Government approval of the Plan for Development and Operations for Ekofisk South and Eldfisk II.

The new rig will be based on the similar design and specification as Seadrill's West Elara, the Gusto MSC CJ70 150A design. The jack-up is an advanced, ultra large, harsh environment, high specification drilling unit, specifically built to Norwegian requirements and matching the specification of the largest jack-up drilling units in the world. The unit provides means to operate in water depth up to 150 meters with a higher variable deck load and a higher operating efficiency compared to previous jack-up generations, while the size of the unit allows for additional opportunities within areas like well testing and early production.

Alf C Thorkildsen, Chief Executive Officer in Seadrill Management AS says, "This is Seadrill's first assignment for ConocoPhillips on the Norwegian Continental Shelf, strengthening the industrial cooperation between the two companies. We are pleased to introduce yet another new and advanced jack-up drilling unit into the region, contributing to extending the life cycle of the Ekofisk field. This newbuild is an important addition to our fleet of harsh environment drilling units which will increase earnings and employment visibility of our operations in this region."

Seadrill has committed to offer the drilling contract and the construction contract at original terms to North Atlantic Drilling Ltd, which is a 75 percent owned subsidiary of Seadrill.

Analyst contact:
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact:
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.2

SDRL - Closing of acquisition agreement with North Atlantic Drilling Ltd.

Hamilton, Bermuda, April 3, 2011 - Reference is made to the reorganisation of Seadrill's harsh environment drilling services and the establishment of North Atlantic Drilling Ltd announced on February 15, 2011.

Seadrill is pleased to announce that North Atlantic Drilling's acquisition of our harsh-environment drilling activities was successfully completed on March 31, 2011. Closing of the transaction took place in line with the initial agreement after North Atlantic Drilling successfully completed a private placement of 250,000,000 new shares in February and secured a US$2.0 billion loan facility.

The US$4.1 billion purchase price to Seadrill was settled by North Atlantic assuming approximately US$2.0 billion in existing debt and payment obligations. This will be refinanced by drawing down the loan facility mid April.

The loan facility will have a six-year tenor with a balloon instalment of US$1.0 billion at maturity. The loan will have a cost of Libor plus 2.0% margin, which is lower than anticipated in the original presentation.

Furthermore, North Atlantic Drilling has issued a US$500 million seven-year bond loan with a coupon of 7.75%, subscribed for in full by Seadrill as part of the settlement. Seadrill intends to resell the bond in the market.

The remaining part of the purchase price has been paid in cash and shares.

As a consequence of the closing, the right for North Atlantic Drilling's shareholders to put their North Atlantic Drilling shares to Seadrill at the original issue price of US$1.70 per share will expire at close of business Oslo time on April 14, 2011, i.e. 10 working days after closing of the Acquisition Agreement.

All 1,050 employees involved in the operations of the five existing operating units have accepted to be transferred from Seadrill to North Atlantic Drilling.

North Atlantic Drilling will, effective from April 1, have five drilling units in operation. North Atlantic Drilling's sixth rig, the West Elara, is expected to be delivered from the Jurong Shipyard during the second quarter 2011 and will then commence drilling operations under a contract with Statoil in the North Sea. Seadrill has furthermore decided to offer the recently ordered harsh environment jack-up drilling rig West Linus, which will be delivered in 2013, to North Atlantic Drilling at its cost. The unit has a five year drilling contract in place for operations in Norway for ConocoPhillips. It is anticipated that the acquisition of West Linus including the contract coverage can be completed without raising additional equity.

North Atlantic Drilling has issued 750 million new shares to Seadrill at a subscription price of US$1.70. North Atlantic Drilling has after the transaction 1.0 billion shares issued of which Seadrill holds 75%. The company has currently 1,190 shareholders. Of which 391 are employees in North Atlantic Drilling.

The Board of North Atlantic Drilling has subsequent to the successful completion of the acquisition agreement decided to proceed with a listing of the company's shares on the Oslo Stock Exchange. The aim is to complete the listing in the third quarter 2011.

Alf C Thorkildsen, CEO in Seadrill Management AS, said, "We are pleased to have secured the necessary financing for North Atlantic Drilling and completed the acquisition agreement in line with an ambitious schedule. This marks an important starting point for North Atlantic Drilling which will now commence operations with its rigs. We look forward to develop North Atlantic Drilling further and believe the company is well positioned to take active leadership in a further consolidation of the fast growing market for harsh-environment drilling units."

Media contact
Esa Ikäheimonen
CFO
Seadrill Management AS
+47 51 30 99 19

Contact person
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.3

SDRL - US$1,000 million Convertible Bond Agreement 2007/2012 ISIN NO 001 0395981 - Notification of Call Option

Hamilton, Bermuda, April 7, 2011 - The loan agreement for the US$1,000 million five year convertible bond issued by Seadrill Limited in 2007, maturing on November 8, 2012 (ISIN NO 001 0395981) provides Seadrill with the right to redeem the remaining outstanding bonds at par value plus accrued interest under certain conditions.

Seadrill has notified the trustee for the convertible bond, Norsk Tillitsmann ASA, that clause 10.2 in the loan agreement has been fulfilled as the parity value of each bond for at least twenty days out of a period of thirty consecutive trading days has exceeded 130 percent of the par value of the bonds, and that Seadrill is exercising its right to redeem the bond at par value plus accrued interest.

The remaining outstanding loan amount is US$749.5 million and current conversion price is $27.8 per share. The loan agreement provides the bondholders with a time window to convert their bonds into shares. If bondholders decide to convert all remaining bonds into shares, Seadrill will issue up to 26,960,431 new shares. Bonds that are not converted into shares will be redeemed at par value plus accrued interest. Final settlement date is May 10, 2011.

Analyst contact
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.4

SDRL - Seadrill orders new ultra-deepwater drillship for delivery in 2013

Hamilton, Bermuda, April 11, 2011 - Seadrill has exercised an option to build a new ultra-deepwater dual derrick drillship at the Samsung yard in South Korea. Total project price is estimated at US$600 million (includes project management, drilling and handling tools, spares, capitalized interest and operations preparations). The delivery is scheduled for the third quarter 2013.

The new unit is similar to the two drillships Seadrill ordered from Samsung in November 2010 with enhanced water depth capacity, technical capabilities as well as increased accommodation capacity compared to previous generation drillships. The dynamic positioning drillship, will be capable of operations in water depths up to 12,000 feet, and will have a hook load capability of 1,250 tons. This rig is also outfitted with seven ram configuration of the BOP (Blow Out Preventer) stack, especially targeting operations in challenging areas such as the Gulf of Mexico, Brazil and West Africa. Furthermore, the drillship will be equipped with a 165 ton capacity heave compensated crane enhancing the unit's operational flexibility and facilitating lifts on the seabed in water depths up to 3,000 meters.

Seadrill has simultaneously secured an extension of the maturity date for a further option agreement to build its seventh drillship to be delivered from Samsung since 2008. Seadrill has currently no specific plan to exercise this option, but might consider it if the strong underlying trend currently seen in the deep water market continues.

Alf C Thorkildsen, Chief Executive Officer of Seadrill Management AS, says: "The decision to add another ultra-deepwater newbuild to our modern fleet is based on the recent improvement in market outlook for ultra-deepwater units, with significantly more tender activities. The new drillship has an attractive delivery window, a favorable construction price and payment schedule and an equipment specification list that will meet our customers' future needs. We have had excellent experience with the Samsung yard and this design and are confident that the unit will be delivered on time and budget once again."

"The strengthening of Seadrill's equity basis through the recently announced bond conversion creates financial flexibility for growing the company further without raising additional equity. The current long-term dayrates give a healthy return on the investment, with further upside if the market strengthens as a result of the strong trend in the oil price. The project will based on current dayrates and anticipated financing increase Seadrill's dividend capacity going forward. The ordering of the new drillship further confirms Seadrill's commitment to remain a growth company, with the target of reaching US$3 billion in EBITDA in the coming years."

Analyst contact
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact
Esa Ikäheimonen
Chief Financial Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.